UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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July 14, 2020 – Atlantica Sustainable Infrastructure Plc (“Atlantica” or “the Company” NASDAQ: AY) announced today that its Board of Directors has decided to exercise the option to acquire the tax equity investor's equity interest in Solana. Total investment is estimated to be approximately $290 million. The price includes a performance earn-out based on the average annual net production of the asset for the four calendar years with the highest annual net production during the five calendar years of 2020 through 2024. We expect to close in August.

The Solana solar plant is a 280 MW gross solar electric generation facility located in Arizona. The asset has a 30-year, fixed-price power purchase agreement (23 years remaining) with Arizona Public Service Company containing an escalation clause.

In the context of this acquisition, Atlantica is also announcing today several financings:

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On July 8, 2020, Atlantica entered into the Note Issuance Facility 2020, a senior unsecured financing with Lucid Agency Services Limited, as agent, and a group of funds managed by Westbourne Capital as purchasers of the notes to be issued thereunder for a total amount of approximately $158 million which is denominated in euros (€140 million). The Note Issuance Facility 2020 has a maturity of seven years from the closing date. Closing of the transaction is conditional upon exercising the option to acquire the tax equity investor’s equity interest in Solana. Closing of the Note Issuance Facility 2020 is expected to occur prior to August 31, 2020, subject to certain conditions. Atlantica cannot guarantee that closing conditions will be satisfied and that closing will occur.

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On July 10, 2020, the Company entered into a non-recourse project debt refinancing of Helioenergy, one of the Spanish solar assets, by adding a new long dated tranche of debt from an institutional investor. The new tranche is expected to bear interest at a fixed rate of approximately 3% per annum and has a 15-year maturity. After transaction costs, net refinancing proceeds (net “recap”) are expected to be approximately $43 million.

In the second quarter of 2020 Atlantica continued to analyze the cause of the leaks identified on Solana’s storage system as previously disclosed. Repairs and improvements are expected to be required over time and will likely impact production in 2020 and 2021, with the exact scope and timing of repairs to be determined. Solana has a cash repair reserve account funded with approximately $40 million that we expect to use for this purpose. However, Atlantica cannot guarantee that additional funding will not be required or that the repairs will be effective.

Additional updates

In October 2018 Atlantica reached an agreement to acquire PTS, a natural gas transportation platform located in Mexico, close to ACT, the efficient natural gas plant. PTS has a service agreement signed in October 2017, which is a “take-or-pay” 11-year term contract starting in 2020, with a possibility of an extension subject to the agreement of both parties. Atlantica initially acquired a 5% ownership in the project and has an agreement to acquire an additional 65% stake subject to the asset entering into commercial operation, non-recourse project financing being closed and final approvals and customary conditions. We cannot guarantee that we will close this acquisition or that closing will occur on the terms originally agreed.

Abengoa, Atlantica’s former largest shareholder and currently one of its operation and maintenance suppliers, announced in March 2020 that it was reviewing its viability plan. On May 19, 2020, Abengoa announced a new plan that would include new financing under a Covid-19 mitigation program in Spain, as well as renegotiation of certain existing debt with suppliers and lenders. As part of that plan Abengoa has requested we renegotiate certain obligations it has with us, principally with respect to Solana.  Abengoa has stated that if this plan is not successful it could decide to file for insolvency. Atlantica has contingency plans in place to replace Abengoa as the operation and maintenance supplier with respect to some assets if it was required in the future. However, Atlantica cannot guarantee that a potential insolvency filing by Abengoa would not have a negative impact on the Company (see “Risk Factors—Risks Related to Our Relationship with Algonquin and Abengoa” in our Annual report for further discussion of potential implications).

On June 29, 2020, California’s Governor signed AB 85, suspending California Net Operating Losses (“NOL”) utilization and imposing a cap on the amount of business incentive tax credits companies can utilize, effective for tax years 2020, 2021 and 2022. During these years, Mojave will not be able to use its NOLs to offset its state tax, which is set at approximately 8.9%. The years 2020 to 2022 will not be considered in the calculation of NOLs expiration, resulting in a suspension rather than a cancellation or shortening of the period of utilization of such NOLs. We expect to utilize the accumulated NOLs from 2022 onwards. However, we expect AB 85 will have a negative impact, which we estimate in the range of $6 to $7 million per year in distributions expected from Mojave from 2021 to 2023.

On July 1, 2020, PG&E emerged from Chapter 11. In addition, PG&E paid to Mojave the portion of the invoice corresponding to the electricity delivered for the period between January 1 and January 28, 2019. This invoice was overdue because the services relate to the pre-petition period and any payment therefore required the approval by the Bankruptcy Court. With this, we believe that the technical event of default under our Mojave project finance agreement, which was preventing cash distributions from Mojave to Atlantica, has been terminated.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

/s/ Santiago Seage
Name: Santiago Seage
Title: Chief Executive Officer

Date: July 14, 2020